AH 3/12/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019847

SEC MAIL RECEIVED MAR 0 1 2002 WASH. D.C. 354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52103

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
I.D.A. Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
23945 Calabasas Road Suite 113D
(No. and Street)

Calabasas (City) California (State) 91302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff Seargeant (818) 888-6634
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jeff Seargeant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I.D.A. Financial Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 28 day of February, 2002

Notary Public

Signature

CFO
Title

RICHARD A. LEACH
Commission # 1215740
Notary Public — California
Los Angeles County
My Comm. Expires Apr 12, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

I.D.A. Financial Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
I.D.A. Financial Services, Inc.

I have audited the accompanying statement of financial condition of I.D.A. Financial Services, Inc. as of December 31, 2001 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I.D.A. Financial Services, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 30, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

I.D.A. Financial Services, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 21,475
Accounts receivable	1,318
Receivable from related party	3,691
Prepaid expenses	7,222
Total assets	$ 33,706

Liabilities and Stockholder's equity

Liabilities	
Accounts payable	$ 1,412
Income taxes payable	5,769
Total liabilities	7,181
Stockholder's equity	
Common stock, $0.01 par value, 1,000,000 authorized and 800,000 outstanding	8,000
Additional paid-in capital	2,909
Retained earnings	15,616
Total stockholder's equity	26,525
Total liabilities and stockholder's equity	$ 33,706

The accompanying notes are an integral part of these financial statements.

I.D.A. Financial Services, Inc.
Statement of Income
For the year ended December 31, 2001

Revenue	
Commission income	$ 41,971
Interest and dividends	206
Total revenue	42,177
Expenses	
Communications	262
Occupancy and equipment rental	544
Taxes, other than income taxes	4,862
Other operating expenses	18,390
Total expenses	24,058
Income (loss) before taxes	18,119
Income tax provision	
Income tax provision	5,136
Total income tax provision	5,136
Net income (loss)	$ 12,983

The accompanying notes are an integral part of these financial statements.

I.D.A. Financial Services, Inc.
Statement of Changes of Stockholder's Equity
For the year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2001	$ 8,000	$ 2,909	$ 2,633	$ 13,542
Net income (loss)	–	–	12,983	12,983
Balance, December 31, 2001	$ 8,000	$ 2,909	$ 15,616	$ 26,525

The accompanying notes are an integral part of these financial statements.

I.D.A. Financial Services, Inc.
Statement of Changes in Cash Flow
For the year ended December 31, 2001

Cash flows from operating activities:		
Net income (loss)		$ 12,983
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	$ (1,318)	
Prepaid expenses	(7,222)	
(Decrease) increase in:		
Accounts payable	195	
Income taxes payable	5,136	
Total adjustments		(3,209)
Net cash and cash equivalents provided by operating activities		9,774
Cash flows from investing activities:		–
Cash flows from financing activities:		
Loans made to related party	(3,691)	
Net cash and cash equivalents used in financing activities		(3,691)
Net increase in cash		6,083
Cash at beginning of year		15,392
Cash and cash equivalents at end of year		$ 21,475

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

I.D.A. Financial Services, Inc.
Notes to Financial Statements
For the year ended December 31, 2001

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

I.D.A. Financial Services, Inc. (the "Company") was formed as a Colorado corporation on June 17, 1999, as a retail broker/dealer to engage in the business of mutual funds and variable insurance products. Towards the end of the year 2000, the Company changed its business model to engage in two wholesale lines of business. The Company will negotiate selling agreements with insurance companies to sell variable products by registered reps at their retail broker/dealers. To a much lesser extent, if at all, the Company may also negotiate dealer agreements with registered investment companies to provide mutual funds to be sold by the registered reps at their retail broker/dealers. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities.

The Company is a wholly owned subsidiary of Insurance Designers of America, Inc. (IDA). Prior to March 2001, the Company shared facilities and staff with IDA. There is no written agreement between the two companies for office lease or rent expenses, however the Company did reimburse IDA for an allocation of rent, supplies, telephones and labor. During March 2001 the executive offices of the Company moved to Woodland Hills, California. Effective July 1, 2001, the executive offices were moved to Calabasas, California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: INCOME TAXES

The Income tax provision consists of the following:

Current Federal	$ 2,696
Current State (California)	1,601
Current State (Colorado)	839
	$ 5,136

Note 3: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, the Company reimbursed its parent IDA $25,000 for $21,309 in expenses the parent incurred on its behalf.

The difference of $3,691 is receivable from the parent at December 31, 2001.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but by December 31, 2001, the Company's net capital of $15,612 exceeded the minimum net capital requirement by $10,612; and the Company's ratio of aggregate indebtedness ($7,181) to net capital was 0.46:1.

I.D.A. Financial Services, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2001

Computation of net capital:

Stockholder's equity		
Common stock	$ 8,000	
Additional paid-in capital	2,909	
Retained earnings	15,616	
Total stockholder's equity		$ 26,525
Less: Non allowable assets		
Prepaid expenses	(7,222)	
Receivable from related party	(3,691)	
Total adjustments		(10,913)
Net capital before haircuts		15,612
Less: Haircuts		
Total Haircuts		-
Net Capital		15,612
Computation of net capital requirements:		
Minimum net capital requirements		
6 2/3 percent of aggregate indebtedness	$ 479	
Minimum dollar net capital required	5,000	
Net capital required, greater of above		5,000
Excess net capital		$ 10,612
Ratio of aggregate indebtedness to net capital	0.46:1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001.

See independent auditor's report.

I.D.A. Financial Services, Inc.
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2001

A computation of reserve requirements is not applicable to I.D.A. Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

I.D.A. Financial Services, Inc.
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of December 31, 2001

Information relating to possession or control requirements is not applicable to I.D.A. Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

I.D.A. Financial Services, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
I.D.A. Financial Services, Inc.

In planning and performing my audit of the financial statements of I.D.A. Financial Services, Inc. for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by I.D.A. Financial Services, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 30, 2002